Jason Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

simonj@gtlaw.com

October 22, 2019

VIA EDGAR

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn: Michael Killoy

Re:                             DFB Healthcare Acquisitions Corp.
Amendment No. 3 to
Preliminary Proxy Statement on Schedule 14A
Filed October 15, 2019
File No. 001-38399

Dear Mr. Killoy:

This letter is submitted on behalf of DFB Healthcare Acquisitions Corp. (the “Company” or “DFB”) and sets forth responses to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 21, 2019 with respect to the above-referenced Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A (File No. 001-38399) (the “Preliminary Proxy Statement”).

The text of the Staff’s comment has been included in this letter for your convenience.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Preliminary Proxy Statement.

Certain United States Federal Income Tax Considerations, page 130

1.                                      Staff’s comment:  We note your response to prior comment 3 and your disclosure that shareholders who do not exercise their redemption rights will not recognize any gain or loss for U.S. federal income tax purposes in connection with the business combination. Please disclose in this section of the filing whether the company has received a tax opinion on this tax consequence. If so, please identify tax counsel. For guidance, see Section III.A.2 of Staff Legal Bulletin No. 19 (CF).

Response:  In response to the Staff’s comment, the Company intends to add the following sentence to pages 19 and 131 of the Preliminary Proxy Statement, immediately following the sentence on each such page that states that U.S. holders of Common Stock who do not exercise their redemption rights will not recognize any gain or loss for U.S. federal income tax purposes:

“The Company did not obtain a tax opinion regarding the U.S. federal income tax consequences of the Business Combination, including this tax consequence.”

If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon

Via E-mail:

cc:           Richard A. Barasch

Chris Wolfe